REPORT MODERNIZATION ADDENDUM
to Administration, Bookkeeping and Pricing Services Agreement

This Report Modernization Addendum (this “Addendum”) to the Administration, Bookkeeping and Pricing Services Agreement, as amended, is dated as of June 20, 2018 and entered into by and between RiverNorth Opportunities Fund, Inc. (the “Fund”) and ALPS Fund Services, Inc. (“ALPS”).

WHEREAS, the Fund, the Adviser and ALPS have previously entered into an Administration, Bookkeeping and Pricing Services Agreement, dated as of November 20, 2015, as amended (the “Agreement”), pursuant to which ALPS provides each series of the Fund with certain administrative, bookkeeping and pricing services; and

WHEREAS, the Fund and ALPS wish to supplement the Agreement to provide for additional services to be performed by ALPS and to set forth the fees for those additional services.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1.	Services. ALPS will provide the Fund with the additional services (the “Additional Services”) described in Appendix I, attached hereto. Except as otherwise set forth herein, the provision of the Additional Services and duties of each party in connection therewith will be governed under the terms and conditions of the Agreement.

2.	Compensation. In consideration of the Additional Services performed under this Addendum, the Fund shall pay ALPS the fees listed in Appendix II, attached hereto. These fees are subject to an annual cost of living increase, as further described in Section 2(a) of the Agreement.

3.	Terms Applicable to the Additional Services. As applicable to the Additional Services provided under this Addendum, the parties are further subject to the additional terms and conditions set forth in the Appendix III, attached hereto.

4.	Term, Termination and Modification. This Addendum shall become effective as of the date first written above and shall continue thereafter until the termination of the Agreement. This Addendum cannot be modified except by a written agreement signed by both parties.

5.	Survival. The provisions of Sections 3 of this Addendum shall survive termination of the Agreement and/or this Addendum.

6.	Miscellaneous. Except to the extent expressly amended or supplemented hereby, the provisions of the Agreement remain in full force and effect. All capitalized terms used in this Addendum and not defined herein shall have the meaning ascribed to them in the Agreement. This Addendum may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.	Governing Law. The provisions of this Addendum shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum as of the day and year first above written.

RIVERNORTH OPPORTUNITIES FUND, INC.

By:	/s/
Name:	Jeremy O. May
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/
Name:	Jeremy O. May
Title:	President

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